Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree-PacMag Schemes of Arrangement Overwhelmingly Supported

     VANCOUVER, June 4 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") is pleased to announce that the
Shareholders and Optionholders of PacMag Metals Limited (ASX:PMH - "PacMag")
have overwhelmingly voted in favour of implementing the Australian Schemes of
Arrangement ("Schemes") as announced in November 2009. One hundred percent of
Optionholders and over ninety-nine percent of voting Shareholders supported the acquisition of all outstanding PacMag shares and options by Entree.
     The Second Court Hearing in respect of the Schemes is scheduled for June
15, 2010. If approved by the Court, the transaction is expected to be final on or about June 30, 2010, subject to certain administrative issues and regulatory approvals.
     Entree's merger with PacMag will bring into its portfolio several new properties in the United States and Australia. These include:

     <<
     -   the Ann Mason copper-molybdenum property in Nevada, including the Ann
         Mason deposit and the Blue Hills copper oxide target;
     -   the Sentinel uranium-lignite project in North Dakota;
     -   the Meadow Valley copper project in Arizona; the Rainbow Canyon gold project in Nevada;
     -   the Blue Rose-Olary copper-gold-molybdenum Joint Venture in South
         Australia;
     -   the Mystique Gold Joint Venture in Western Australia;
     -   the Northling Copper Joint Venture, in Western Australia.
     >>

     The Ann Mason property is the most advanced project, with the Ann Mason deposit containing a NI 43-101 compliant resource of 7.1 billion pounds of copper at the inferred level (810 million tonnes (at) 0.40% Cu). The property also hosts the Blue Hills copper oxide target, which potentially extends westward onto the ground held under an agreement between Entree and
HoneyBadger Exploration Inc. (TSX.V:TUF - "HoneyBadger") (see news release of
July 23, 2009). Entree has also entered into an agreement with Bronco Creek
Exploration Inc. (a wholly-owned subsidiary of Eurasia Minerals Inc. TSX.V:EMX
- collectively "Bronco Creek") (see news release of September 25, 2009).
     The Ann Mason deposit forms part of the Yerington copper camp, where
Anaconda Copper produced over 1.8 billion pounds of copper to the early 1980s.
Activity in the area has increased significantly in the past several years.
Nevada Copper Corporation is currently developing the Pumpkin Hollow deposit located approximately 15 kilometres southeast of the Ann Mason property, where they have outlined NI 43-101 compliant measured and indicated resources of 5.6 billion pounds of copper. To the north of Ann Mason property, Quaterra
Resources Inc. has been drilling the MacArthur deposit and also owns the Bear
Deposit and the former producing Yerington Mine.
     Greg Crowe, President and CEO of Entree commented: "The PacMag acquisition, combined with existing option agreements covering the adjoining
HoneyBadger and Bronco Creek properties, give Entree a strong presence in one of the few copper camps in North America that is not dominated by a major mining group. Nevada is generally ranked as one of the top jurisdictions worldwide for mineral exploration and development. The combination of excellent location, existing infrastructure, large inventory of defined copper resources and mining history makes Yerington an attractive location for investment versus the less politically stable and more remote locations of many other currently undeveloped copper resources."
     Entree will begin drilling on the HoneyBadger agreement area and work programs on the Bronco Creek agreement area shortly. Exploration plans for the
Ann Mason deposit and Blue Hills target are being considered and will be announced and implemented after the close of the Entree-PacMag merger.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC (formerly known as
Ivanhoe Mines Mongolia Inc. XXK - "IMMI").
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In 2009, Entree optioned two contiguous properties, Blackjack and Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek
Exploration Inc.
     In November 2009, Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. The shareholders and optionholders of PacMag voted overwhelmingly in favour of the merger by Schemes of Arrangement on June 4, 2010. The merger will be effective once certain administrative issues and regulatory approvals are made, subject to the outcome of the Second Court Hearing scheduled for
June 15, 2010. In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$38 million, the Company is well funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

     FURTHER INFORMATION

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: timing for first production; successful resolution of regulatory and administrative issues related to the Schemes of Arrangement, the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)Entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:46e 04-JUN-10